UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	March 15, 2021	By	/s/ Wang Jian
			Name:	Wang Jian
			Title:	Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of the Company.

DESPATCH OF CIRCULAR IN RELATION TO

(1) PROPOSED NON-PUBLIC ISSUANCE OF

A SHARES UNDER SPECIFIC MANDATE;

(2) CONNECTED TRANSACTION IN RELATION TO THE

PROPOSED SUBSCRIPTION OF A SHARES BY CEA HOLDING;

(3) APPLICATION FOR WHITEWASH WAIVER; AND

(4) PROPOSED AMENDMENTS TO ARTICLES

References are made to (i) the announcement of China Eastern Airlines Corporation Limited (the “Company”) dated 2 February 2021 in relation to, among other things, the Non-public Issuance of A Shares under Specific Mandate, the A Share Subscription Agreement, the Whitewash Waiver and the proposed amendments to the Articles; and (ii) the announcement of the Company dated 23 February 2021 in relation to the delay in despatch of the Circular (as defined below). Unless otherwise indicated, terms used in this announcement shall have the same meanings as those defined in the Circular.

The Board is pleased to announce that a circular (the “Circular”) containing, among other things, (i) details of the Non-public Issuance of A Shares under the A Share Subscription Agreement (including the Specific Mandate), the Whitewash Waiver and the proposed amendments to the Articles; (ii) a letter from the Independent Board Committee; (iii) a letter of advice from the Independent Financial Adviser; and (iv) other information as required under the Takeovers Code and Hong Kong Listing Rules, has been despatched to the Shareholders on 12 March 2021.

The EGM will be held at 1:30 p.m. on Monday, 29 March 2021, and the A Shareholders Class Meeting and the H Shareholders Class Meeting will be held at 2:00 p.m. on Monday, 29 March 2021 at 4/F Conference Room, Office Building of One Two Three Airlines Co., Ltd., No. 60, Yingbin Road No. 7, Shanghai Hongqiao International Airport, Changning District, Shanghai ( 上海市長寧區上海虹橋國際機場迎賓七路 60 號一二三航空有限公司辦公樓四樓會議室 ).

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The completion of the Non-public Issuance of A Shares is subject to the satisfaction of certain conditions precedent, including but not limited to the approvals of the relevant state-owned assets supervision bodies, the CSRC and the East China Regional Administration of the Civil Aviation Administration of China, the grant of the Whitewash Waiver by the Executive, and the approval by the Independent Shareholders of the Non-public Issuance of A Shares and the Whitewash Waiver. There is no assurance that the Non-public Issuance of A Shares will proceed. Investors are advised to exercise caution when dealing in the shares of the Company, and are recommended to consult their professional adviser if they are in any doubt about their position and as to actions they should take.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
12 March 2021

As at the date of this announcement, the Directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).

As at the date of this announcement, the directors of CEA Holding include Liu Shaoyong (Chairman), Li Yangmin, Tang Bing, Chen Feihu, Li Hao, Lin Wanli, Wang Bin, Guo Jianfei, Wan Min, Zhou Yubo and Jiang Jiang.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than those relating to CEA Holding and parties acting in concert with it, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

The directors of CEA Holding jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than those relating to the Company, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

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